Exhibit 99.5

ENERFLEX LTD.

Mailing List Request Form

TO: NON-REGISTERED SHAREHOLDERS OF ENERFLEX LTD.

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related Management’s Discussion and Analysis (“MD&A”) by mail or electronic delivery, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐	Mark this box if you wish to receive interim financial statements and related MD&A by mail.

☐	Mark this box if you wish to receive interim financial statements and related MD&A by electronic delivery.

☐	Mark this box if you wish to receive annual financial statements and related MD&A contained in the annual report by mail.

☐	Mark this box if you wish to receive annual financial statements and related MD&A contained in the annual report by electronic delivery.

If you choose not to receive this information by mail or electronic delivery, it will still be available to you on SEDAR+ at www.sedarplus.ca and on our website at www.enerflex.com.

As long as you remain a shareholder you will receive a letter like this each year and will be required to renew your request to receive financial statements and related MD&A for the applicable financial year. If you have any questions about this procedure, please contact TSX Trust Company by phone at 1-800-387-0825 or 416-682-3860 or at https://www.tsxtrust.com/investor-services-inquiry-form

PLEASE PRINT

Name:

Address:

Postal/Zip Code:

E-mail Address:

Date:	Signature:

CUSIP:	29269R105 – Common Shares

Please mail a completed form to:	TSX Trust Company Attn: Account Maintenance 301 – 100 Adelaide Street West Toronto, ON M5H 4H1

Or by fax to:	1-866-486-7660